February 2, 2007

Writer’s Direct Dial: +44 (0) 20 7614 2380
Email: pboury@cgsh.com

BY EDGAR

Mr. Anthony Watson

Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E., MS 3561

Washington, D.C. 20002

United States of America

Re:	National Grid plc – Annual Report on Form 20-F for the fiscal year ended

March 31, 2006 (File No. 001-14958)

Dear Mr. Watson:

By letter dated January 9, 2007 (the “Second Comment Letter”), the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided comments on the response from National Grid plc (the “Company”) dated December 8, 2006 (the “First Response Letter”) to the Staff’s letter dated October 31, 2006 (the “Comment Letter”) regarding certain items in the Annual Report on Form 20-F for the fiscal year ended March 31, 2006 (File No. 001-14958) (the “March 31, 2006 Form 20-F”) filed by the Company with the Commission on June 20, 2006. This letter contains the Company’s responses to the comments included in the Second Comment Letter.

For convenience, we have reproduced the Staff’s comments below in boldfaced italics and provided responses immediately below.

Capitalized terms used in this letter and not otherwise defined have the meanings ascribed to them in the March 31, 2006 Form 20-F.

Operating and Financial Review, page 20

1.	We read your response to comment 2 in our letter dated October 31, 2006. Please show us what your enhanced disclosures and revisions will look like. Please ensure you include:

•	The material limitations associated with the use of the adjusted measures as compared to the directly comparable IFRS measure and the manner in which management compensates for those limitations; and
•	The substantive reasons why management believes the measures provide useful information to investors.

The Company proposes to include text along the following lines at the start of the Financial Performance section (at the equivalent position in the 2006/07 Annual Report to that of page 33 in the 2005/06 Annual Report). The outlined text is subject to revision as the Company completes the drafting process for the 2006/07 Annual Report, which is not due to be published until June 2007, and so the text of the final published version may differ from that shown below, although its emphasis will be similar.

“Measurement of financial performance and use of adjusted profit measures

In considering the financial performance of our businesses and segments, we analyse each of our primary financial measures of operating profit, profit before tax, profit for the year attributable to equity shareholders and earnings per share into two components, comprising firstly ‘business performance’ which excludes exceptional items and remeasurements and secondly ‘exceptional items and remeasurements’. Exceptional items and remeasurements are excluded from the measures of business performance used by management to monitor financial performance as they are considered to distort the comparability of the Group’s financial performance from year to year.

Measures of business performance are referred to in this Annual Report as adjusted profit measures in order to clearly distinguish them from the comparable total profit measures of which they are a component. Adjusted operating profit, adjusted profit before taxation, adjusted earnings and adjusted earnings per share differ from total operating profit, profit before tax, profit for the year attributable to equity shareholders and earnings per share respectively by the exclusion of exceptional items and remeasurements.

Exceptional items and remeasurements are items of income and expenditure that, in the judgment of management, should be disclosed separately on the basis that they are material, either by their nature or their size, and are relevant to an understanding of the Group’s financial performance. Items of income or expense that are considered by management for designation as exceptional items include such items as significant restructurings, write-downs or impairments of non-current assets, material changes in environmental or decommissioning provisions, integration of acquired businesses and gains or losses on disposals of businesses or investments. Remeasurements comprise non-cash gains or losses recorded in the income statement arising from changes in the fair value of commodity contracts and of derivative financial instruments. These fair values increase or decrease as a consequence of changes in commodity and financial indices and prices over which the Group has no control.

Adjusted profit measures are limited in their usefulness compared with the comparable total profit measures as they exclude important elements of the Group’s underlying financial performance, namely exceptional items and remeasurements. We believe that in separately presenting financial performance in two components it is easier to read and interpret financial performance between periods, as adjusted profit measures are more comparable by excluding the distorting effect of exceptional items and remeasurements, and exceptional items and remeasurements are more clearly understood if separately identified and analysed. The presentation of these two components of financial performance is additional to, and not a substitute for, the comparable total profit measures presented.

Management uses adjusted profit measures as the basis for monitoring financial performance and in communicating financial performance to investors in external presentations and announcements of financial results. Internal financial reports, budgets and forecasts are primarily prepared on the basis of adjusted profit measures, although planned exceptional items, such as significant restructurings, are also reflected in budgets and forecasts. Management compensates for the limitations inherent in the use of adjusted profit measures through the separate monitoring and disclosure of exceptional items and remeasurements as a component of the Company’s overall financial performance. ”

Financial Statements, page 91

Group Income Statement, page 100

2.

We note your response to comment 5 in our letter dated October 31, 2006. As discussed in paragraph BC of IAS 1, it is inappropriate to exclude items clearly related to operations because they occur irregularly or infrequently or are unusual in nature when an entity elects to disclose the results of operating activities. In that regard, it appears that your presentation of a sub-total of total operating profit before exceptional items and remeasurements is not permitted by IFRS. Also, it is unclear to us why such a sub-total is relevant to an understanding of your financial performance. In additions, regarding your disclosure in Note 6, it is unclear to us why the exceptional income or charges included within operating profit do not relate to your underlying performance since the items are clearly operating in nature. Further, it appears that the criteria used by management to identify exceptional items that are relevant to an understanding of your financial performance are subjective. With reference to the guidance in IAS 1, please tell us the following:

•	Why you believe the sub-total of operating profit before exceptional items and remeasurements is appropriate given the views in paragraph BC13 of IAS 1;
•

Why you believe that presenting each of the sub-totals before exceptional items and remeasurements is relevant to an understanding of your financial performance given the guidance in paragraphs 84 – 87 of IAS 1;

•	Why exceptional income or charges included within operating profit do not relate to your underlying financial performance; and

•

Why it would not be more appropriate to disclose all material items that occur irregularly or infrequently or are unusual in nature as exceptional items that are relevant to an understanding of financial performance.

In any event, we believe that you should revise future filings to remove the sub-total of total operating profit before exceptional items and remeasurements. In addition, we believe you should describe why the exceptional items do not relate to your underlying financial performance or explain that the exceptional items are separately disclosed because of their nature, frequency and amount and potential for variation among periods.

The Company respectfully submits to the Staff that the presentation of additional sub-totals on the face of the IFRS income statement is both permitted and encouraged by IFRS and proposes to continue this presentation in both its domestic annual report to shareholders and in its Annual Report on Form 20-F, with the inclusion, as outlined below, of certain proposed improvements in disclosures to clarify and address the comments made by the Staff. Taking each of the Staff’s questions in turn:

•	Why you believe the sub-total of operating profit before exceptional items and remeasurements is appropriate given the views in paragraph BC13 of IAS 1

The Company agrees with the Staff’s comment that it is inappropriate to exclude from reported results of operations items clearly related to operations on the basis that such items occur irregularly or infrequently or are unusual in nature. The Company has reviewed the Basis for Conclusions in paragraph BC13 of IAS 1 and agrees with the conclusions reached by the Board and expressed therein.

However, the Company does not believe that BC13 precludes an entity from disclosing an additional sub-total as well as the sub-total for total operating profit, provided the additional sub-total presented is relevant to an understanding of an entity’s financial performance, as permitted under paragraph 83 of IAS 1 and that such a sub-total is clearly distinguished from total operating profit. The Company considers that the use of the words “operating profit excluding exceptional items and remeasurements” on the face of the Group income statement acts to distinguish the additional sub-total presented from the measure of operating activities presented in accordance with BC13 that is reported under the heading “total operating profit”.

The Company also notes that BC13, as one of the Basis of Conclusions to IAS 1, constitutes informative guidance only and that it does not override the requirement for the Company to apply paragraphs 83 and 84 of IAS 1 to its circumstances. The Company respectfully contends that where the Company considers in its judgment that additional sub-totals are “relevant to an understanding of the entity’s financial performance” and provided a comprehensive measure of operating activities is reported in line with the guidance in BC13 then such additional sub-totals “shall be presented on the face of the income statement” in accordance with paragraph 83 of IAS 1.

The Company further notes that, unlike US GAAP and Regulation S-X, IAS 1 is not prescriptive in the required format for income statements and paragraphs 83 and 84 of IAS 1 specifically provide for additional sub-totals to be presented where relevant to an understanding of the entity’s financial statements. The Company believes that these additional sub-totals are relevant to an understanding of the Company’s financial statements and its financial performance, and that they are therefore expressly permitted by IAS 1.

•

Why you believe that presenting each of the sub-totals before exceptional items and remeasurements is relevant to an understanding of your financial performance given the guidance in paragraphs 84 – 87 of IAS 1

The Company believes that presentation of additional sub-totals before exceptional items and remeasurements is in accordance with paragraph 83 of IAS 1 as they are relevant to an understanding of financial performance because they exclude items that are volatile and have little predictive value.

Paragraph 84 of IAS 1 states that “because of the effects of an entity’s various activities, transactions and other events differ in frequency, potential for gain or loss and predictability, disclosing the components of financial performance assists in an understanding of the financial performance achieved and in making projections of future results. Additional line items are included on the face of the income statement, and the descriptions used and the ordering of items are amended when this is necessary to explain the elements of financial performance.”

Paragraph 86 of IAS 1 is included in the section headed “Information to be presented either on the face of the income statement or in the notes” and states that “When items of income and expense are material, their nature and amount shall be disclosed separately.” Paragraph 87 of IAS 1 also gives examples of circumstances that might require separate disclosure, including restructuring activities, write-downs of inventories and property, plant and equipment and disposals of investments.

Because of the nature, frequency, amount and potential for variation among periods of exceptional items and remeasurements, the Company believes that the separate identification of these items, and the presentation of an additional sub-total excluding them, together with appropriate disclosure of the nature of these items, gives sufficient prominence to the different components of financial performance and so assists investors and equity and debt market analysts to take these factors into appropriate consideration when analyzing the financial performance of the Company and in developing their projections of future results. The Company believes that identifying these components of financial performance in this way meets both the express requirements of paragraphs 83 through 86 of IAS 1 and the principles underlying IAS 1, which include the provision of meaningful and relevant information on the financial performance of the Company to investors.

For the reasons set out above and as set out in the First Response Letter, the Company considers that exceptional items and remeasurements distort the comparability of the Company’s financial performance between financial periods. The Company believes that by presenting additional sub-totals excluding these items, as permitted pursuant to paragraph 83 of IAS 1, investors and other market participants are provided with additional information that will assist them in understanding the Company’s financial performance year to year and in making projections of future results, consistent with paragraph 84 of IAS 1.

•	Why exceptional income or charges included within operating profit do not relate to your underlying financial performance

The Company believes that exceptional income or charges included within total operating profit are significant elements of the Company’s underlying financial performance. The Company’s income statement and associated notes provide a transparent quantitative and qualitative presentation and disclosure of amounts in each of the periods presented.

As discussed above and in the First Response Letter, the objective of the Company in reporting these items separately is both to comply with paragraph 86 of IAS 1 as it relates to separate disclosure of items of income and expense and to ensure greater transparency of disclosures on the face of the income statement and in the notes.

The Company has reviewed the disclosures in Note 6 and believes certain changes are warranted. For example, in reference to non-recurring exceptional income or charges, the Company disclosed that, "These include non-recurring exceptional income or charges that do not relate to the underlying financial performance of the Group....." The Company acknowledges that this statement is inconsistent with management's view that such exceptional items and remeasurements are a significant component of underlying financial performance and operating activity.

In future filings, the Company will amend the language used in Note 6 to the financial statements to state that exceptional items and remeasurements are an important component of the Company’s underlying financial performance, but due to their nature they distort the comparability and predictability of the Company’s operating results and, consequently, they are presented separately on the face of the income statement.

•

Why it would not be more appropriate to disclose all material items that occur irregularly or infrequently or are unusual in nature as exceptional items that are relevant to an understanding of financial performance.

The Company uses the terms “exceptional items” and “remeasurements” to describe items that it considers are captured by the requirements of paragraphs 86 and 87 of IAS 1, which advises an entity to disclose separately on the face of the income statement or in the notes to the financial statements items of income and expenses that are material in nature or amount.

In order to explain to readers of the financial statements how it has applied paragraphs 86 and 87 of IAS 1 to the Company’s circumstances, the Company included language in Note 6 to describe the nature of the items identified as exceptional or as remeasurements. As noted in its preceding response, the Company intends to amend future filings to remove the statement in Note 6 to the effect that exceptional items do not relate to underlying performance. The Company also intends to include definitions for exceptional items and remeasurements in its statement of accounting policies that accompany the financial statements.

In the First Response Letter, the Company provided additional information on how it exercises its judgment in identifying items as requiring disclosure in accordance with paragraphs 86 and 87, for example how it decides whether a restructuring should be identified as an exceptional item and hence reported separately.

The Company agrees with the Staff that this is subjective in that the Company is required to make judgments as to which items should be reported as exceptional items or as remeasurements and which items should not. The Company believes that a consequence of applying the principle-based standards that constitute IFRS is that judgments are required to be made, which inevitably introduces a degree of subjectivity.

By exercising its judgment in this way, the Company accepts that there could, in theory, be material items of income and expense that would not (for whatever reason) be reported as either exceptional items or remeasurements although the Company believes that this would be unlikely to occur in practice. If for any reason a material item of income or expense was identified in accordance with paragraphs 86 and 87 of IAS 1 that was not reported as an exceptional item or as a remeasurement, then the Company would ensure that other appropriate disclosure was made in order to comply with the requirements of these paragraphs, either on the face of the income statement or with appropriate prominence in the notes to the financial statements.

In any event, we believe that you should revise future filings to remove the sub-total of total operating profit before exceptional items and remeasurements.

As described above the Company believes that the sub-total of total operating profit before exceptional items and remeasurements complies with IFRS. It notes that many companies reporting under IFRS, particularly in the UK, report such measures on the face of the income statement in their IFRS financial statements filed in their home countries and that they have not received qualified audit opinions in relation to this practice nor, so far as we are aware, adverse comments from home country regulators.

The Company respectfully submits that an approach of presenting different formats for its income statement in its Form 20-F from that presented in its domestic filings is undesirable from a policy standpoint and that investors worldwide benefit from the use by the Company of a consistent form of income statement in all its filings.

However, the Company notes that in its printed annual report it uses shading to assist in distinguishing these additional sub-totals from the comprehensive sub-totals also presented and that this visual device may not be as apparent on the version filed on EDGAR. If possible, the Company will revise the process for preparing the Annual Report on Form 20-F so that these additional sub-totals, such as operating profit before exceptional items and remeasurements, are more clearly distinguished from the corresponding comprehensive sub-totals presented, such as total operating profit.

In addition, we believe you should describe why the exceptional items do not relate to your underlying financial performance or explain that the exceptional items are separately disclosed because of their nature, frequency and amount and potential for variation among periods.

As noted above, the Company agrees that exceptional items do relate to its underlying financial performance and it will amend future filings to fully reflect this.

As requested, the Company will include language in future filings to explain that exceptional items are separately disclosed because of their nature, frequency and amount and potential for variation between periods.

Note 38. Condensed US GAAP financial information, page 159.

3.

We reviewed your response to comment 17 in our letter dated October 31, 2006. In future filings, please disclose the effect of each difference between IFRS and US GAAP on each of the line items reflected in the condensed US GAAP income statements on pages 157 and 158 in each of the notes referenced in the reconciliation on page 149. For example you should disclose in note (a) on page 150 the difference related to fair value adjustments on depreciation expense, other operating revenue and other charges for each year. Please also clarify your disclosure in the notes referenced in the reconciliation to the extent necessary to understand material differences in each line item. For example, please disclose why the fair value adjustments disclosed in note (a) on page 150 result in a reduction of other operating income. Please refer to Item 17(c)(2)(i) of Form 20-F. In addition, please consider similar disclosures regarding the balance sheet adjustments where material. For example, consider disclosing the amount of the adjustment to other non-current liabilities for each year in note (a) on page 150 and clarify your disclosure to the extent necessary. Refer to Item 17(c)(2)(ii) of Form 20-F.

The Company agrees with Craig Olinger’s speech at the 2006 AICPA conference on this area that it is important that in presenting IFRS to US GAAP reconciliations investors should be provided with sufficient information in order to reconstruct US GAAP income statements and balance sheets for the years presented. The Company believes that by voluntarily providing supplemental condensed income statements and balance sheets that it achieves this objective, and indeed goes further than the majority of foreign private issuers.

The Company intends to continue to provide supplemental condensed US GAAP income statements and balance sheets in future filings, however, as requested, the Company will include additional disclosure quantifying material line item differences in future filings having regard to the requirements of Item 17(c)(2)(i) and Item 17(c)(2)(ii). The Company concurs with the approach suggested by the Staff of providing such disclosure by including a quantification of the material line item differences as part of the description of differences included in the notes to the IFRS to US GAAP reconciliations of net income and of shareholders’ equity.

As a consequence the Company will provide, in the equivalent in future filings of footnote (a) of Note 37 on page 150 related to fair value adjustments, quantification of the differences on depreciation expense, other operating revenue and other charges for each year presented, together with additional descriptive language where appropriate.

In addition, although not required by Item 17(c)(2)(ii) given that it presents a supplemental condensed US GAAP balance sheet, the Company will disclose the amount of material adjustments to balance sheet line items, including those made to other non-current liabilities for each year presented, in future filings which include a note comparable to footnote (a) of Note 37 on page 150.

The Company will also provide similar disclosures with respect to the other material reconciling adjustments between income statement and balance sheet line items reported under IFRS and US GAAP.

4.

We reviewed your response to comment 18 in our letter dated October 31, 2006. Please explain to us why the group reconstruction resulted in a difference between the carry value of the new parent company’s investment in the former parent company and the capital structure of the former parent company. In that regard, it appears that the assets transferred to the new parent company should have been recorded at the carrying value of the former parent company and that the transaction should not have had an impact on consolidated equity under US GAAP. Please refer to paragraphs D11 – D18 of SFAS 141.

The Company confirms that, in accounting for the group reconstruction in its consolidated US GAAP financial statements, it recorded the assets and liabilities transferred to the new parent company at the same carrying values (i.e. using the carry over basis) as those previously recorded in the consolidated financial statements of the former parent company and that, as a consequence, this group reconstruction did not result in any change (or step up) in the consolidated net equity of the Company under US GAAP.

As a consequence of the Staff’s comments, the Company believes that it may be possible to simplify the presentation of the line items included within consolidated shareholders’ equity and it will consider revising this presentation accordingly in future filings.

* * *

If you have any questions or require additional information regarding these responses, please direct them to me at +44 (0) 20 7614 2380 or by fax at +44 (0) 20 7600 1698, or to Steve Noonan, Group Financial Controller of National Grid plc, at +44 (0) 20 7004 3000 or by fax at +44 (0) 20 7004 3004.

Finally, please note that with effect from January 1, 2007 Steve Holliday assumed the position of Group Chief Executive following Roger Urwin’s retirement from the Company and future correspondence should therefore be addressed to Steve Holliday or, alternatively, to Steve Lucas, Group Finance Director.

Yours sincerely,

/s/ PIERRE-MARIE BOURY

Pierre-Marie Boury

Cleary Gottlieb Steen & Hamilton LLP

cc:	Steve Holliday, Group Chief Executive, National Grid plc
Steve Lucas, Group Finance Director, National Grid plc
Steve Noonan, Group Financial Controller, National Grid plc